UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, par value US$0.004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)
Xia Jun
China Integrated Circuit Industry Investment Fund Co., Ltd.
Room 718, 7/F, Block 52, No. 2 Jingyuan North Street, Economic and Technological Development Area,
Beijing, China
Telephone: +8610 68564566

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 81663 N206
1		NAME OF REPORTING PERSONS China Integrated Circuit Industry Investment Fund Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 740,000,000 [1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 740,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Consists of 740,000,000 shares of common stock, par value US$0.004 each, of Semiconductor Manufacturing International Corporation.

2 This calculation is rounded to the nearest tenth and is based on 4,931,330,787 shares of Common Stock of the Issuer outstanding as of April 26, 2018.

CUSIP No. 81663 N206	SCHEDULE 13D/A
CUSIP No. 81663 N206
1		NAME OF REPORTING PERSONS Xunxin (Shanghai) Investment Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 740,000,000[3]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 740,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%[4]
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Consists of 740,000,000 shares of common stock, par value US$0.004 each share.

4 This calculation is rounded to the nearest tenth and is based on 4,931,330,787 shares of Common Stock of the Issuer outstanding as of April 26, 2018.

CUSIP No. 81663 N206	SCHEDULE 13D/A
CUSIP No. 81663 N206
1		NAME OF REPORTING PERSONS Xinxin (HongKong) Capital Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 740,000,000[5]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 740,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%[6]
14		TYPE OF REPORTING PERSON (See Instructions) CO

5 Consists of 740,000,000 shares of common stock, par value US$0.004 each share.

6 This calculation is rounded to the nearest tenth and is based on 4,931,330,787 shares of Common Stock of the Issuer outstanding as of April 26, 2018.

CUSIP No. 81663 N206	SCHEDULE 13D/A

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017, with respect to the common stock, par value US$0.004 per share (the “Common Stock”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2.  Identity and Background

The Item 2 is hereby amended in its entirety as follows:

(a) — (c); (f) This Amendment is being filed by (i) China Integrated Circuit Industry Investment Fund Co., Ltd., a company organized under the laws of the People’s Republic of China (“China IC Fund”); (ii) Xunxin (Shanghai) Capital Co., Limited, a company organized under the laws of the People’s Republic of China (the “Xunxin”); and (iii) Xinxin (HongKong) Capital Co., Limited, a company organized under the laws of Hong Kong (the “HKCo”).  China IC Fund, Xunxin and HKCo are hereinafter referred to, collectively the “Reporting Persons” and each a “Reporting Person.”  Each of the Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. China IC Fund’s principal office address is Room 718, 7/F, Block 52, No. 2 Jingyuan North Street, Economic and Technological Development Area, Beijing, People’s Republic of China.  The principal business of China IC Fund is investment in the integrated circuit industry, primarily in chip manufacturing, designing, packaging test, equipment and materials.  Xunxin’s principal office address is Room 602-F5, 6/F, No. 99 Futexi 1st Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, People’s Republic of China. Xunxin’s principal business is investment holdings and administration.  HKCo’s principal office address is Flat A 20/F, Kiufu Commercial Building, 300 Lockhart Road, Wan Chai, Hong Kong. The principal business of HKCo is investment holdings.

Schedule A below lists the executive officers and directors of China IC Fund and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Wang Zhanfu	Chinese	Chairman of the Board of Directors	22/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.
Ding Wenwu	Chinese	President	21/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.
Lin Guifeng	Chinese	Chairman of the Supervisory Board	22/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.
Wei Jun	Chinese	Executive Vice President	21/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.
Huang Dengshan	Chinese	Executive Vice President	21/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.
Zhang Chunsheng	Chinese	Executive Vice President	21/F Bldg,C, No.1 Zhenwumiao Rd.,Xicheng Dist., Beijing, People’s Republic of China.

CUSIP No. 81663 N206	SCHEDULE 13D/A

(d) — (e) During the past five years, neither China IC Fund nor, to the best of its knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule B below lists the executive officers and directors of Xunxin and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule B

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Wu Fengshuo	Chinese	Executive Director	Room 602-F5, 6/F, No. 99 Futexi 1st Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, People’s Republic of China

(d) — (e) During the past five years, neither Xunxin nor, to the best of its knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule C below lists the executive officers and directors of HKCo and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule C

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Wu Fengshuo	Chinese	Director	3rd Floor North, No.7 Financial Street, Xicheng District Beijing, 100033 China
Li Chunxi	Chinese	Director	3rd Floor North, No.7 Financial Street, Xicheng District Beijing, 100033 China

(d) — (e) During the past five years, neither HKCo nor, to the best of its knowledge, any person named in Schedule C above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 81663 N206	SCHEDULE 13D/A

Item 3.  Source and Amount of Funds or Other Consideration

The Item 3 is hereby amended in its entirety as follows:

On February 12, 2015, China IC Fund and SMIC entered into a share purchase agreement (the “2015 SPA”), pursuant to which, subject to the terms and conditions of the agreement, SMIC agreed to issue to China IC Fund, and China IC Fund agreed to subscribe from SMIC, 4,700,000,000 shares of Common Stock of SMIC at the purchase price of HK$ 0.6593 per share, totaling HK$3,098,710,000. This transaction was closed on June 8, 2015 and whereby China IC Fund, via HKCo, acquired the said shares, representing approximately 11.6% of the issued share capital of SMIC.

On October 14, 2015, China IC Fund and Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, entered into a share purchase agreement (the “CIC SPA”), pursuant to which, Country Hill Limited agreed to sell, and China IC Fund agreed to purchase, 2,700,000,000 shares of Common Stock at the purchase price of HKD 0.75 per share, totaling HK$2,025,000,000.  This transaction was closed on December 28, 2015.  Upon closing of the transaction, China IC Fund, via HKCo, held an aggregate of 7,400,000,000 shares of Common Stock, representing 17.7% of the issued share capital of SMIC.

Both of the subscription of the 4,700,000,000 shares from SMIC and the purchase of 2,700,000,000 shares from Country Hill Limited were funded by China IC Fund’s own working capital.

In December 2016, as a result of the Issuer’s consolidation of every 10 shares of its Common Stock into one share of Common Stock, the number of shares held by HKCo was changed from 7,400,000,000 to 740,000,000.

Following the subscription under the 2015 SPA and the purchase of shares under the CIC SPA, the Issuer’s total issued and outstanding Common Stock increased as a result of the exercising of certain stock options and conversion of certain convertible bonds into Common Stock, which caused the percentage of shares held by HKCo to become 15.9% as of April 27, 2017.

On December 6, 2017, pursuant to a placing agreement, dated November 29, 2017, entered into by and among the Issuer, J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch, as joint placing agents, the Issuer issued 241,418,625 ordinary shares to certain third party investors, representing approximately 4.92% of the issued share capital of the Issuer as enlarged by the issue, at the price of HK$10.65 per share.  On December 14, 2017, pursuant to a perpetual subordinated convertible securities subscription agreement, dated November 29, 2017, entered into by and among the Issuer and Barclays Bank PLC, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc, as joint managers, the Issuer issued perpetual subordinated convertible securities (“PSCS”) to certain third party investors in the aggregate principal amount of US$65 million.  As a result, the shareholding of the Reporting Persons in the Issuer was diluted from approximately 15.9% to approximately 15.0%.

On April 23 2018, pursuant to the pre-emptive right under the 2015 SPA, China IC Fund, HKCo and the Issuer entered into a share subscription agreement (the “2018 SPA”) and a PSCS subscription agreement (“PSCS Subscription Agreement”).  Pursuant to the 2018 SPA, the Issuer conditionally agreed to issue, and China IC Fund, through HKCo, conditionally agreed to subscribe for, 57,054,901 shares of Common Stock of the Issuer, representing approximately 1.16% of the total issued share capital of the Issuer as at the date of 2018 SPA, for a cash consideration of HK$10.65 per share, totaling HK$607,634,695.65.  Pursuant to the PSCS Subscription Agreement, the Issuer conditionally agreed to issue, and China IC Fund, through HKCo, conditionally agreed to subscribe for, the PSCS in an aggregate principal amount of US$300 million for a total cash consideration of US$300 million (“China IC Fund PSCS”). The China IC Fund PSCS are convertible into 183,178,403 shares of Common Stock of the Issuer, representing approximately 3.58% of the issued share capital of the Issuer as enlarged by and assuming full conversion of the China IC Fund PSCS. The conversion price is HK$12.78 per share, subject to adjustment.

CUSIP No. 81663 N206	SCHEDULE 13D/A

The completion of the 2018 SPA and the PSCS Subscription Agreement are subject to certain governmental approvals and the approval of the independent shareholders of the Issuer.

The source of funds for the 2018 SPA and the PSCS Subscription Agreement will be out of the working capital of HKCo.

Other than the transactions as described in this Item 3 above, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A, Schedule B and Schedule C above, has effected any transaction in the Common Stock.

The description of the 2015 SPA and the CIC SPA is a summary and is qualified in its entirety by the terms of such agreements, copies of which are attached hereto as Exhibits 1, 2, 4 and 5, respectively.

Item 4.  Purpose of Transaction

Item 4 is hereby amended in its entirety as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of the instructions under Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a) — (b) As of the date of this Schedule 13D, China IC Fund may be deemed to have (i) beneficial ownership and (ii) shared power with Xunxin and HKCo to vote or direct to vote, and shared power with Xunxin and HKCo to dispose or direct disposition of, 740,000,000 shares of Common Stock, representing 15.0% of the outstanding Common Stock of SMIC.  China IC Fund may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock, is China IC fund’s indirect wholly-owned subsidiary.

As of the date of this Schedule 13D, Xunxin may be deemed to have (i) beneficial ownership and (ii) shared power with China IC Fund and HKCo to vote or direct to vote, and shared power with China IC Fund and HKCo to dispose or direct disposition of, 740,000,000 shares of Common Stock, representing 15.0% of the outstanding Common Stock of SMIC.  Xunxin may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock, is Xunxin’ wholly-owned subsidiary.

CUSIP No. 81663 N206	SCHEDULE 13D/A

As of the date of this Schedule 13D, HKCo may be deemed to have (i) beneficial ownership and (ii) shared power with China IC Fund and Xunxin to vote or direct to vote, and shared power with China IC Fund and Xunxin to dispose or direct disposition of, 740,000,000 shares of Common Stock, representing 15.0% of the outstanding Common Stock on an as-converted basis. HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock.

(c) Other than the transactions as described in Item 3 above, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A, Schedule B and Schedule C above, has effected any transaction in Common Stock during the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended in its entirety as follows:

The information disclosed in Items 3 through 5 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement, attached hereto as Exhibit 3, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except for what is described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exh. No.	Document

1
Share Purchase Agreement, dated February 12, 2015, by and between Semiconductor Manufacturing International Corporation and China Integrated Circuit Industry Investment Fund Co., Ltd. with respect to the acquisition of 4,700,000,000 shares of Common Stock (incorporated by reference to Exhibit 4.15 to the Issuer’s annual report on Form 20-F filed on April 28, 2015).

2
Share Purchase Agreement, dated October 14, 2015, by and between Country Hill Limited and China Integrated Circuit Industry Investment Fund Co., Ltd. with respect to the acquisition of 2,700,000,000 of shares of Common Stock (incorporated by reference to Exhibit 99.6 to the 13D/A filed by Country Hill Limited on December 28, 2015).

3
Joint Filing Agreement, dated May 18, 2018, by and among China Integrated Circuit Industry Investment Fund Co., Ltd. Xunxin (Shanghai) Capital Co., Limited and Xinxin (HongKong) Capital Co., Limited with respect to the joint filing of Schedule 13D.

4
Subscription Agreement, dated April 23, 2018, by and among Semiconductor Manufacturing International Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd. and Xinxin (HongKong) Capital Co., Limited with respect to subscription of 57,054,901 shares of Common Stock.

5
Subscription Agreement, dated April 23, 2018, by and among Semiconductor Manufacturing International Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd. and Xinxin (HongKong) Capital Co., Limited with respect to subscription of US$300,000,000 2% perpetual subordinated convertible securities.

CUSIP No. 81663 N206	SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018	China Integrated Circuit Industry Investment Fund Co., Ltd.

	By:	/s/ Wang Zhanfu
	Name:	Wang Zhanfu
	Title:	Authorized Representative

Xunxin (Shanghai) Capital Co., Limited

	By:	/s/ Wu Fengshuo
	Name:	Wu Fengshuo
	Title:	Authorized Representative

Xinxin (HongKong) Capital Co., Limited

	By:	/s/ Wu Fengshuo
	Name:	Wu Fengshuo
	Title:	Authorized Representative